POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. (the "Corporation") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Thursday, May 7, 2008, at 12:00 p.m. (Eastern Standard Time) for the following purposes:

1.

to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2007 contained therein and the report of the auditors thereon;

2.

to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.

to consider and, if thought advisable, to pass an ordinary resolution approving amendments to the Corporation's stock option plan; and

4.

to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 24, 2008 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 19th day of March, 2008.

By Order of the Board of Directors

/s/ T. ROBERT MACLEAN
Chief Executive Officer